Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: American Midstream Partners, LP

Subject Company: JP Energy Partners LP

Commission File No.: 001- 36647

Q4 2016 Earnings Call

Company Participants

•	Mark Buscovich, Manager of Finance
•	Lynn Bourdon, President and Chief Executive Officer
•	Rene Casadaban, Senior Vice President and Chief Operating Officer
•	Eric Kalamaras, Senior Vice President and Chief Financial Officer

Other Participants

•	TJ Schultz, Analyst
•	Akil Marsh, Analyst

Presentation

Operator

Good morning, ladies and gentlemen. My name is Sally, and I will be your conference operator today. At this time, I would like to welcome everyone to the American Midstream Partners Q4 2016 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions). Thank you.

I will now like to turn the conference over to Mark Buscovich. Please go ahead.

Mark Buscovich, Manager of Finance

Thank you, operator. Good morning. Welcome to the fourth quarter 2016 earnings call for American Midstream Partners. Our press release outlining fourth quarter results can be accessed on the Investor Relations page of our website at americanmidstream.com, along with our fourth quarter earnings release. A replay of this call will be archived on the company’s website for a limited time.

Leading the call today will be Lynn Bourdon, Chairman, President and Chief Executive Officer; Rene Casadaban, Senior Vice President and Chief Operating Officer; and Eric T. Kalamaras, Senior Vice President and Chief Financial Officer, as well as other members of the management team. Lynn, Rene and Eric will discuss the results for the fourth quarter and full year 2016. After, we will open the call for your questions.

Please note the cautionary language regarding forward-looking statements contained in the press release. This same language applies to the statements made in today’s conference call. This call will contain time-sensitive information, as well as forward-looking statements which are only accurate as of today March 7, 2017. American Midstream Partners expressly disclaims any obligation to update or amend the information contained in the conference call to reflect events or circumstances that may arise after today’s date, except as required by applicable law. For a complete list of risks and uncertainties that may affect future performance, please refer to the company’s periodic filings with the SEC.

With that, I’ll turn the call over to our Chief Executive Officer, Lynn Bourdon.

Lynn Bourdon, President and Chief Executive Officer

Thank you, Mark. We appreciate everyone joining us on the conference call this morning. Today we will discuss our fourth quarter and full year results, update the progress we have achieved in our various operating areas, review steps we have taken to solidify our position as an integrated midstream provider, and speak to the progress of the merger with JP Energy. Rene and Eric will discuss details on our operational and financial performance, and an update on our ongoing achievements, after which I will close the call and we will take questions.

This quarter, we continued to demonstrate strong operational performance through our record financial results for the quarter. We realized substantial year-over-year results driven by the growth from acquisitions we made earlier this year, as well as continued solid performance in our existing asset infrastructure. Our adjusted EBITDA for 2016 was $125.7 million, which represents 90% growth over full year 2015.

Throughout 2016, we stressed that we would solidify our financial position, focus our efforts on improving the performance of our existing assets, and complete ongoing projects while making strides towards achieving sustainable growth. Through this, we laid the foundation for a platform of growth across the geographical footprint we operate. As part of this commitment, we also stressed that we would work to develop a competitive position in each of our core operating areas.

As we review the results for the fourth quarter, we believe you will see that we have delivered on these commitments and have completely transformed American Midstream in just 12 months’ time. We have furthered our competitive position in the Gulf of Mexico to the purchase of additional ownership interest in the Delta House production platform, as well as acquiring interest in the Destin, Okeanos, Tri-States and Wilprise pipelines and other integrated offshore systems. These deliberate steps firmly entrenched us in the eastern portion of the Gulf of Mexico by connecting the prolific deep-water Mississippi Canyon area and its strong producer based natural gas, crude and liquid markets throughout Louisiana, Mississippi, Alabama and the entire Southeast market. This pipeline network covers more than 10,000 square miles in the shallow and deep-water areas of the Gulf of Mexico and moved 1.7 Bcf per day of gas, 60,000 barrels per day of NGLs, and 130,000 barrels per day of crude oil.

We continue to be attracted to the Gulf of Mexico and its associated midstream infrastructure due to the high level of drilling activity expected for the foreseeable future. As of the latest TIAA data, the Gulf of Mexico’s Central Planning Area holds the nation’s third-largest reserve of crude oil at 3.3 billion barrels of oil. Within the Central Planning Area, the Mississippi Canyon area alone represents one of the largest basins and over 1 billion barrels in crude oil reserves.

Many of the major producers have now publicly stated that their breakeven incremental drilling costs are now as low as $30 to $50 per barrel. And as it relates to Delta House, LLOG has recently disclosed they have seen breakeven prices in the high $20 per barrel range with possibly some areas being less than $20 per barrel. This is validated by looking at the number of rigs still drilling in our area participation both in the deep-water and in the shallow water areas. In fact about 40% of the world rigs working in the Gulf of Mexico are working on resource wells dedicated to our pipeline systems.

As crude and natural gas prices stabilize further, we will see more activity in our area. As further evidence of the strength of activity in our area around our system, in mid-October, the 11th tie-back was completed into our Delta House platform and associated infrastructure. This tie-back will ensure the platform will continue to operate at or near capacity for the near future.

We want to take a brief moment to recognize LLOG exploration offshore for winning the OTC Distinguished Achievement Award in recognition of their outstanding work on the Delta House project. Additionally, our AMPAN joint venture gas and crude gathering pipeline systems continue to see solid performance. The Main Pass Oil Gathering pipeline and Destin recently signed a new life of reserve dedication transportation deal associated with the new crude production coming into the Marlin [ph] platform which will again flow in 2018.

We plan on expanding our Gulf of Mexico footprint, both offshore and in related onshore infrastructure as we see opportunities to participate in the full value chain while providing expanded market optionality.

Onshore, we have seen a significant increase in drilling around our asset footprint. On the Lavaca gas gathering system, our anchor producer added their first rig in December with a potential for more throughout 2017. This is a fixed fee-based gas lift system, so as drilling increases both the circulated volume and the gas sales volume will naturally grow.

In our Permian gas gathering and processing system, the anchor producer has significant working interest in the three well pad with initial production coming on this month. Additionally, they will start their own one-rig program in the second quarter, which should more than double our inlet volumes on our Yellow Rose System.

In East Texas, we continue to focus on securing gas packages adjacent to our system and tying into new drilling plan of our current producers in the second half of 2017 as activity in the Cotton Valley play strengthened. In the Bakken, the partnership expanded into crude oil marketing as well as successfully pilot testing the ability to remove hydrogen sulfide from our gathering system. As a result of the test, we have just finished the installation of additional equipment for H2S treating capacity of up to 5,000 barrels a day.

Additionally, we recently announced the connection agreement with the Dakota Access Pipeline, a long haul 30 inch pipeline that will take barrels for market in the production area in the Bakken down to Patoka, Illinois. We will have the ability to inject 20,000 barrels per day through this new connection. Both of these enhancements provide a strong competitive advantage to other gathering systems in the area and are expected to increase throughput on our system in addition to the underlying production flowing from our anchor tenants. And on top of third party barrels trucked into our system, our anchor producer now expects to commence drilling in the second quarter on acreage dedicated daemon.

In our terminal segment, we continue to recognize strong results. At year-end, we were over 96% contracted on our aggregate storage assets, which includes a 775,000 barrels of new storage capacity we added in 2016. We announced last quarter that we received final approval from Jefferson Parish authorities to proceed with our project to add over 1.3 million barrels of capacity at the Harvey site, and we are already moving forward with work on this expansion and expect to have over 300,000 barrels of capacity installed before the end of 2017.

Our gas transmission segment performed solidly for the quarter and we are seeing supply and/or demand growth on each of the systems. Our unique position of having pipelines that link markets tied into low-cost supply basin positions and allows us to deliver consistent and economical supply that is desired by our customers. Rene will talk about some of the growth projects we have in progress that are primarily driven by customer demand pull.

We have seen strong success in executing firm transportation agreements on our onshore transmission assets throughout 2016 and we continue to pursue new growth on all of our systems as well as our joint venture transmission assets.

I want to change gears now and provide a status update on the JP Energy merger. The vote is occurring today and we expect strong support from the unitholders of JP Energy and expect to complete the merger tomorrow. This merger creates a further integrated midstream organization with greater capture of the NGL value chain and expansion into the Permian Basin. JP Energy’s logistical capabilities, expansive propane platform, strong marketing and supply functions when linked with American Midstream’s assets and services will allow us to further capture value along the expanded value chain.

Furthermore, by combining JP Energy’s proficiency and expertise in these areas with greater scale and ability to solidify our competitive position, we can further leverage our stronger financial platform allowing us to pursue opportunities that would not have been available on a standalone platform. So to reiterate, with the successful merger with JP Energy Partners, we will enhance our scale, improve our financial stability and expand our geographic presence, as well as extend our value chain.

In closing, we continue to evaluate numerous opportunities in all areas we operate to acquire assets at accretive multiples with focus on growth through expansion opportunities. Specifically in the Gulf Coast, we are looking an infrastructure assets that can be tied in, re-purpose or redirected to meet the changing market dynamics, particularly given the potential for continued volume growth as the major E&P companies continue their extensive offshore development projects.

From an organizational perspective, we just announced that Rene Casadaban has joined us as Senior Vice President and Chief Operating Officer. We are excited to welcome Rene to American Midstream. He’s a season veteran in our industry, who brings a high level of credibility and is a great fit for our management team.

And before I turn the call over to Rene, I would like to thank Matt Rowland for his service to the company, since joining American Midstream at 2013 through the drop down of the High Point Energy assets. Matt’s tireless commitment, energy and intellect was instrumental on the success of many of the initiatives pursued by the partnership. We will miss him and we wish him well as he moves on to new ventures.

With that, I will turn the call over to Rene for a review of our operations.

Rene Casadaban, Senior Vice President and Chief Operating Officer

Thanks, Lynn. Glad to be a part of the team. American Midstream has a number of operational advancements. As Lynn mentioned, American Midstream commenced transitioning field operations for the Destin, Okeanos system on November 1st. The assumption of operatorship includes 38 employees being transitioned from BP to American Midstream. We are excited to add this highly experienced and skilled staff to American Midstream’s team. This transition has progressed well today and we anticipate completion by year-end. As expected, we were able to achieve significant operating cost by integrating aviation and marine logistics with our other Gulf Coast systems. We expect this trend will continue once the assets are fully integrated.

In our terminal segment, we continue to see high demand for storage capacity at our Westwego and Harvey facilities located in the Port of New Orleans. The combined utilization rate at the end of the fourth quarter was approximately 96%. In October 2016, we received plan approval from the Jefferson Parish Council that will allow us to expand the facility with an additional 1.35 million barrels of tankage with additional rail capacity, a second deep-water ship berth that will have a draft greater than 50 feet and upgraded barge berth. This organic growth within our terminal segment will continue to be driven by our commitment to operational excellence in the highest level of customer service.

In our gathering and processing segment, we are seeing indications of increased drilling activity around our assets in the Permian and East Texas. Additionally, we are finalizing connections to several new wells on our Lavaca gathering system in the Eagle Ford. In the Permian, our Yellow Rose System, we are seeing significant activity in areas with acreage dedication to the partnership. Additionally, at our Yellow Rose gas plant, we added H2S treating capabilities, enhanced connectivity for rich gas delivery and are placing into service a new NGL pipeline into the one of West Texas pipeline to provide customers with higher neck backs.

In Mississippi, we’re commencing operations on a newly construction — newly constructed processing and treating facility. New processing arrangement anchored by a five-year acreage dedication that will take less than 100 days to move from inquiry to revenue. Also in the Gulf Coast area, the pipeline connecting our Bazor to the Chatom gas plant is now in service and has allowed us to significantly reduce operating cost and enhance product recoveries.

In our Bakken crude gathering system, our new blending and high H2S crude treating capabilities have increased truck volumes and resulting margins. At long view, our fourth quarter rail volume increased to 97% versus the previous quarter as we continue to broaden our customer base, which partially offset the volume drop from a key supplier whose plant was offline most of the quarter.

In our transmission segment, construction of the Midla and Natchez pipeline system will be online at the start of the second quarter of 2017. When the system comes online, there will be a meaningful improvement in operating margin. On the AlaTenn System, we continue to be successful in adding firm transportation contracts with several new interconnects and including a new transportation agreement, which will support construction of a new interconnect for deliveries in the Southern Natural. We continue to see an execute on substantial number of growth opportunities on the AlaTenn and Magnolia System as flow dynamics continue to change on the US natural gas pipeline grid. This is one of the areas we expect to see a positive EBITDA impact in 2017.

I’ll now turn the call over to Eric to discuss our financial performance. Eric?

Eric Kalamaras, Senior Vice President and Chief Financial Officer

Thank you, and good morning everyone. My comments today will focus on an overview of fourth quarter and full year 2016 financial results, including our balance sheet, capital expenditures and risk management. For the fourth quarter, the partnership reported gross margin of $36.7 million, an increase of 32% as compared to fourth quarter of 2015. For full year 2016, Partnership reported gross margin of $130.1 million, an increase of 6% as compared to full year 2015.

Partnership reported fourth quarter adjusted EBITDA of $33.5 million, an increase of approximately 64% over the fourth quarter of 2015. For the year, the Partnership reported adjusted EBITDA of $125.7 million, an increase of 90% versus last year. The growth in adjusted EBITDA is a primarily result of higher distributions from equity investments, largely due to our additional investments in Delta House and the Destin, Okeanos, and associated NGL pipelines we acquired earlier in 2016.

And on November 1st, the Partnership announced its third acquisition of interest in Delta House to bring our total equity interests to just over 20.1%. We view our Gulf platform as a blueprint for what we look to achieve across our other operating areas. Specifically we seek to create integrated systems that can drive volumes across assets where we can realize operational and financial synergies. All the while delivering an integrated suite of value-added services to our customers.

Fourth quarter distributable cash flow increased substantially up 25% over the prior year quarter to $17.9 million. Distributable cash flow for the year ended December 31, 2016 was $87.9 million, an increase of 89% in the prior year. I’m pleased to reiterate that for the fourth quarter, we have paid a distribution of $0.4125 or $1.65 annually, which represents the 22nd consecutive quarterly distribution at or above our inquiry [ph] since going public in 2011. Our distribution coverage was 1.7 times and this includes paying a meaningful portion of our preferred equity in cash as supposed to paid-in-kind. Now, this is an important step to future distribution growth.

Moving on to expenses. Operating expenses totaled $14.8 million for the fourth quarter compared to 16.8 million for the same period in 2015. For the year, operating expenses totaled $61.9 million, compared to 60.7 million for the prior year. The recent declines in operating expenses are the direct result of continued cost rationalization and optimization projects that will continue to lower operating cost in the coming quarters.

Recurring corporate expenses for the fourth quarter were 10.8 million versus 7.5 million in the prior year. For the year, recurring corporate expenses totaled 36.4 million, compared to 28.4 million last year. The increases in both periods are primarily related to materially growing our asset base in 2016 with nearly $400 million of acquisitions and growth capital, primarily related to our Gulf Coast acquisitions.

Interest expense excluding mark-to-market gains or losses of interest rate derivatives totaled $6.7 million in the fourth quarter versus 4.7 million in 2015. For the year, we have interest expense of 23.6 million versus 9.7 million in 2015. The increase is related to higher debt and financing of our acquisitions and financing of asset growth. For the fourth quarter, we incurred a mark-to-market gain and rate swaps in the amount of $11.3 million. We now have over $450 million of our floating rate debt swap to fixed through 2022 and are well protected from a rise in interest rates for the foreseeable future.

Moving on to the balance sheet. The fourth quarter was active in the financing front as we now only began a multi-step process for financing the merger of JP Energy, but also issued new preferred equity capital. As I mentioned, on November 1, the Partnership announced the acquisition of the Delta House interest for $49 million, and that purchase was funded with the issuance of $35 million of Series D convertible preferred units with the remaining $14 million from borrowings under our credit facility. The preferred equity is a 100% cash paying and receives distributions equal to the greater of $1.65 annually or the distribution paid to common unitholders.

In addition, this quarter we also chose to pay our Series C preferred equity in cash with only the Series A units being 50% including kind. Now this is further evidence of our strengthening financial profile and balance sheet flexibility.

On December 28, 2016, the Partnership closed on the issuance of $300 million or 8.5% 2021 senior unsecured notes. The proceeds were deposited in escrow and will not be released until the closing of the JP Energy merger. Upon release from escrow, Partnership expects to use the net proceeds to repay and terminate JP Energy’s revolving credit facility and to reduce borrowings under American Midstream’s senior secured revolving credit facility.

The note offering was part of our strategic goal to raise a combined company’s liquidity to $150 million or more.

Lastly, we have been engaged with our highly supportive lender group to raise American Midstream’s senior secured credit facility by 20% over $900 million. This indication process is materially oversubscribed, and we expect to announce completion in the new facility shortly. The new facility will have a more favorable covenant package that is more commensurate without much larger asset base. Excluding the issuance of the notes held in escrow, the Partnership had $711 million outstanding under its senior secured credit facility and ended the quarter with 4.2 times leverage.

For the quarter, non-acquisition capital expenditures totaled $57 million, including approximately $1 million for maintenance capital expenditures. For the year, capital expenditures totaled $397 million, including a 274 million for acquisition capital, 120 million for organic capital and 3 million for maintenance capital.

And moving to risk management with our approximately 92% fee-based cash flows which puts us at the top of the peer group. We’ve chosen not to hedge 2017 equity volumes at this time, although we may choose to do so in coming quarters. As I mentioned previously, we have interest rate protection of $450 million in rate swaps at a weighted average rate of approximately 1.3%.

And lastly, while we are not giving official 2017 guidance until the JP Energy transaction closes, absent of any other M&A or material capital projects we have not already contemplated. We are seeing solid growth opportunities across all of the AMID’s assets, which is really a testament to substantial focus of our commercial operating teams and as well as the strategic footprint we have built. We will follow up a pro forma 2017 guidance for EBITDA, distributable cash flow and capital spending, shortly after we have officially close the merger of the combined partnerships.

In summary, 2016 was really an exceptionally active year for the Partnership and we look forward to continued success in 2017. And with that, I will turn the call back over to Lynn.

Lynn Bourdon, President and Chief Executive Officer

Thanks, Eric. To summarize the key themes from today’s call, we are pleased with the performance of the Partnership for the year, both operationally and financially. In 2016, we laid the groundwork for a foundation of growth. We’ve built a full service Gulf platform inclusive of a full suite of service, including the purchase of incremental interest in Delta House.

We have fulfilled our commitment towards fiscal discipline, integrated some new assets, successfully managed around a major processing plant upset, added new business across all of our operating segments and worked diligently towards the completion of the JP Energy merger, all while continuing to march towards meeting our 2016 adjusted EBITDA and distributable cash flow guidance numbers. Our teams have and will continue to work hard to ensure that we will meet the commitments we have made to all of our stakeholders. In 2017, our continued focus as a leadership team is to deliver on the objectives we outlined at the start of the year, last year, that is execute strategic and accretive organic growth projects and acquisitions, maintain a financial stability and generate long-term distributable cash flow growth by increasing our commercial focus.

In closing, we are excited about the near and the long-term prospects for American Midstream, and we remain focused on executing our plan to deliver meaningful cash flow growth to our unitholders. I would also like to thank the entire American Midstream and JP Energy organizations for their dedication and continued hard work, especially with the integration work that has been ongoing since we announced the merger late last year. Starting tomorrow, we become one great company, and together we will continue to deliver value to our customers and to our investors.

As we close, I want to thank our great team of employees who deliver critical services to our customers night and day, while operating safely and being good stewards of the environment and the communities in which we live and work. Thank you for joining us today, and we will now open the call for questions.

Questions And Answers

Operator

(Operator Instructions) And your first question comes from the line of TJ Schultz with RBC Capital Markets. Your line is open.

TJ Schultz, Analyst

Great. Thanks. Good morning. I think [ph] just first, when you look at the potential to expand your Gulf of Mexico footprint offshore and related onshore assets, what are the expectations for acquisitions to play a part in that growth this year in 2017, just where are you in that process? Whether it’s looking at new deals or deals from sponsor?

Lynn Bourdon, President and Chief Executive Officer

No, TJ, that’s a good question. And I think, as you can expect some of that is organic and I can use the word organic and thinking about we’re working on repurposing some pipelines right now that would allow us to have some growth into some new areas, new commodities, but we’re also looking at acquisitions and acquisitions associated with organic capital to tie-in some of our system and be able to move product from one location today move into a different location starting when we finish the work.

So we’re kind of looking at a combination of things. And I think the one thing that people miss about the Gulf of Mexico is that this is a very vibrant basin. There is a tremendous amount of activity that’s happening offshore and everybody focuses a lot of talk about what’s going on in the scoop, they talk a lot about what’s going on in the Permian? But I think people really missed the level of activity that goes on in the Gulf of Mexico.

There’s an article just put out recently by Shell talking about their increased focus in the Gulf of Mexico. Their statement in their view was, well, everybody else is chasing some of the offshore, they’re hard at work on the offshore side of things, and they’ve got a field (inaudible) that we expect will come in the Destin sometime in 2018. That is a tremendous field. And so we’re going to continue to look out here.

We like the area, we like the opportunity set, we’ve demonstrated a certain level of operating acumen and commercial viability in this area. So we’re going to continue to focus on it. Just as we’re going to continue to focus on other areas we have, several things we’re working on right now in the Permian Basin for instance. With the JP merger, we will have the Silver Dollar pipeline and there’s a lot of activity going on in and around that asset. So, you know, I kind of built from your question TJ, but that’s kind of the focus we have.

TJ Schultz, Analyst

No, I appreciate that. Can one of you — just the status now the suppliers had a plan offline and what kind of impact does that have in 4Q and if you can just give a little more color on the trend of real volumes there that seem to offset that impact, if you just provide a little bit more details on that trend?

Lynn Bourdon, President and Chief Executive Officer

Could you repeat the first part of the questions, somehow you faded out there about something was outlined.

TJ Schultz, Analyst

I was sorry about that. Just on Longview, you mentioned there was a supplier, they had a plan offline that had an impact in the fourth quarter and just kind of an update on where that is now?

Lynn Bourdon, President and Chief Executive Officer

Yeah. No, I think that plan is back on online. It was the Harken, XTO plant was offline late last year and they got that facility up and gone, and it’s been working fine since then. So I think you’ll see that in the first quarter.

TJ Schultz, Analyst

Okay. Lavaca you had the first rig in December, just your expectations for new rigs to be added in 2017, just assumptions on that ramp?

Lynn Bourdon, President and Chief Executive Officer

Yeah, you know kind of what we’ve taken a probably a conservative view about the ramp up in growth, actually probably what’s going on now is actually connecting up docs and we expect that work to continue to accelerate through the year. We’re actively working on about six to seven pads right now and laying pipe and getting those hooked up to the system. So you know our projections for the year show steady growth throughout the year in that system.

And you could remember, this is a gas group systems, so the gas that they produce is really the hydraulic pressure that they use to push the crude oil out of the ground. And so there is two combinations of our fees associated with that. One is the circulation fee and the other is on the sales gas. So both of those volume should increase throughout the year.

And really it’s a function of how many wells actually have gone and how much hydraulic pressure that they need to drive how much sales gas you have versus the circulation gas.

TJ Schultz, Analyst

Okay, thanks. Just lastly — just going back to the Permian, you guys mentioned that — certainly I know there is utilization uplifts that you can realize on Silver Dollar’s activity growth there. Just kind of — any color you can give there? And then, you said you give guidance after the field closes, does that (Technical Difficulty) in the next week or so, just trying to get — get more color on your expectations for the ramp from the JP assets too?

Eric Kalamaras, Senior Vice President and Chief Financial Officer

Sure. Thanks, TJ and good morning, by the way. Yeah, I appreciate the question. We look to close the transaction and from things up on the guidance front having a pretty short order. Suffice to say, as I mentioned in my comments, AMID proper, we’re feeling pretty good about our trajectory into 2017, seeing good consistent growth across really all of our assets and we look forward to sharing that with you here very shortly.

Operator

(Operator Instructions) Your next question comes from the line of Akil Marsh with Janney. Your line is open.

Akil Marsh, Analyst

Yes. Thanks for taking my question. In regards to the NGL segment you’re picking up from JP and the warmer than normal weather we’ve seen throughout the country, can you remind us how much if at all weather effects JP’s propane business?

Eric Kalamaras, Senior Vice President and Chief Financial Officer

Hi. Good morning. Sure, I mean, the propane side of the business is certainly does have some weather impact tied to it. Bear in mind that would also has — more of a Southeast or Southwest component as well. So that does have a bit of a diminutive effect, but as you think about most retail, propane and wholesale distribution businesses, they do impact — are impacted by weather to the extent they are seasonal related and used for heating. And so, certainly there’s been a — there’s been some downward pressure on that, but we’ll update that here in the short-term — very short order.

Lynn Bourdon, President and Chief Executive Officer

And I think what I would add is, you know just don’t forget about the cylinder exchange business which has more of a counter seasonal effect on the business. And then, a large part, a large component which is not been very visible and I don’t think as well as understood about the JP, NGL business is the strong component associated with the drilling business. And they’ve got a very strong franchise in the Permian Basin and that whole area and with the amount of drilling that’s going on and the activity level out there, we think that provides some offset associated with weather, that is, is really immune to the weather aspect.

So I think as Eric said, let us get things closed and we can more formally talk about the JP assets inside the AMID infrastructure.

Akil Marsh, Analyst

Great, thanks. That’s all I have.

Operator

(Operator Instructions) And there are no further questions at this time. I’ll now turn the call back over to Lynn Bourdon.

Lynn Bourdon, President and Chief Executive Officer

Thank you, operator. I just want to thank everybody again for joining us on the call today. We appreciate the questions and we look forward to speaking with you on next quarter’s call. Thank you.

Operator

Thank you, ladies and gentlemen. This concludes today’s conference call. You may now disconnect.

Additional Information and Where to Find it

This communication relates to a proposed business combination between American Midstream and JP Energy. In connection with the proposed transaction, on November 23, 2016, American Midstream filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of American Midstream and JP Energy that also constitutes a prospectus of American Midstream. The registration statement was declared effective by the SEC on January 31, 2017, and American Midstream and JP Energy commenced mailing the definitive joint proxy statement/prospectus to their respective unitholders on or about February 3, 2017. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that American Midstream or JP Energy may file with the SEC and send to American Midstream’s and/or JP Energy’s unitholders in connection with the proposed transactions. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain these materials as they become available free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from JP Energy’s internet website for investors at

http://ir.jpenergypartners.com, and from American Midstream’s investor relations website at http://www.americanmidstream.com/investor- relations. Investors and security holders may also read and copy any reports, statements and other information filed by American Midstream and JP Energy with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participation in the Solicitation of Votes

American Midstream and JP Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding JP Energy’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016. Information regarding American Midstream’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 7, 2016 and its Current Reports on Form 8-K filed on June 20, 2016, July 11, 2016, and August 31, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

This press release includes forward-looking statements. These statements relate to, among other things, projections of 2016 financial performance, consummation of transactions, operational volumetrics and improvements, growth projects, distributions, cash flows and capital expenditures. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “potential,” and similar terms and phrases to identify forward-looking statements in this press release. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations and future growth involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors which are described in greater detail in our filings with the Securities and Exchange Commission (“SEC”). Risks we face include risks associated with the pending merger with JP Energy Partners, the integration of acquired businesses, decreased liquidity, increased interest and other expenses, assumption of potential liabilities, diversion of management’s attention, and other risks associated with growth and acquisitions, operational issues, actions by regulatory agencies and third parties and industry and market conditions. Please see our “Risk Factor” and other disclosures included in our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 7, 2016 and subsequent reports that we have filed with the SEC. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this press release. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this press release.